Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Closes Cdn$110,550,000 Offering

     /NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE
     UNITED STATES/

     JAG - TSX/NYSE Arca

     CONCORD, NH, Feb. 21 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) has closed its previously announced public offering of common shares (the "Common Shares"). The offering was underwritten by a syndicate of underwriters led by RBC Capital Markets.
Jaguar issued 8,250,000 Common Shares at Cdn$13.40 per Common Share for gross proceeds of Cdn$110,550,000. Jaguar has granted the underwriters an option, exercisable in whole or in part, up to 30 days following the closing to increase the offering by up to 1,237,500 Common Shares at a price of Cdn$13.40 per Common Share, which would increase the aggregate size of the offering to
Cdn$127,132,500 if the option is fully exercised.
     Jaguar intends to use the net proceeds of the offering to primarily fund capital expenditures for exploration and expansions at its three largest projects in Brazil, to eliminate forward sales contracts and project financing term debt and for general corporate purposes.
     Daniel Titcomb, Jaguar's President and CEO stated, "We believe this transaction will help us pursue our strategy of becoming a mid-sized gold producer with production of approximately 700,000 oz by 2014."
     The securities have not been registered under the U.S. Securities Act of
1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements.
This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

     About Jaguar

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture.
Additional information is available on the Company's website at
www.jaguarmining.com.

     Forward Looking Statements

     This press release contains forward-looking statements regarding the use of proceeds of the offering and Jaguar's belief about pursuing future gold production targets, neither of which are historical facts. These forward-looking statements can be identified in this press release by the use of the words "believe", "will" and "intends". Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time made, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies.
Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors, such as that may cause the actual use of proceeds or production results to be materially different from those currently estimated or anticipated. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.
     These forward-looking statements represent the Company's views as of the date hereof. The Company does not undertake to update any of these forward-looking statements, either written or oral, subsequent to the date of this press release.
     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Director of Investor Relations, (603) 224-4800, bobz(at)jaguarmining.com; Media inquiries:
Valria Rezende DioDato, Director of Communication, (603) 224-4800,
valeria(at)jaguarmining.com/
     (JAG.WT. JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 11:56e 27-FEB-08